4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001196729
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Jabil Circuit, Inc.
  0000898293
  <IRS-NUMBER>38-188-6260
</SUBJECT-COMPANY>
<PERIOD>01/03/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Dees, Jace H.
   10560 Ninth Street North


   St. Petersburg, FL  33716
2. Issuer Name and Ticker or Trading Symbol
   Jabil Circuit, Inc. (JBL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/3/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President,
   Operations - Americas
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/03/03    M        5,400         A  $9.5150                     D  Direct
Common Stock                                  01/03/03    S        5,400         D  $18.7000                    D  Direct
Common Stock                                  01/03/03    M        900           A  $9.5150                     D  Direct
Common Stock (1)                              01/03/03    S        900           D  $18.8400     1,527          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $9.5150         01/03/03       M                          5,400            (2)          12/19/07
to buy)
Incentive Stock Option (right  $9.5150         01/03/03       M                          900              (2)          12/19/07
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  01/03/03  Common Stock                   5,400                                   D   Direct
to buy)
Incentive Stock Option (right  01/03/03  Common Stock                   900                       9,600         D   Direct
to buy)

Explanation of Responses:

(1)
Column 5 of Table I includes 820 shares acquired on December 31, 2002 under the Employee Stock Purchase Plan of Jabil Circuit, Inc.
(2)
The options vest as follows: 12% six months after the vesting commencement date (12/19/97) and 2% each month thereafter.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert L. Paver, Attorney-in-Fact
    For: Jace H. Dees
DATE 01/07/03